Leong Yee Ming

Chief Executive Officer, Chief Financial Officer

HWGC Holdings Ltd

2nd Floor, 31 – 33, Jalan Maharajalela, 50150

Kuala Lumpur, Malaysia

VIA EDGAR SUBMISSION TYPE RW

October 6, 2022

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Margaret Schwartz

Re:	HWGC Holdings Limited
Request for Withdrawal
Registration Statement on Form S-4 (File No. 333-266916)

Dear Ms. Schwartz:

On behalf of HWGC Holdings Limited., a Nevada corporation (the “Company”), the undersigned hereby requests that the Registration Statement on Form S-4 (File No. 333-266916, filed with the Securities and Exchange Commission (the “Commission”) on August 16, 2022, including all the exhibits thereto (the “Registration Statement”), be withdrawn from registration with the Commission pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”). The Company is considering various alternatives to the contemplated transaction. The Company believes that the withdrawal of the Registration Statement, which has not been declared effective by the Commission, is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

No securities have been issued or sold pursuant to the Registration Statement. The Company requests that the withdrawal of the Registration Statement be effective as of the date hereof and that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement may be used as an offset to the filing fees for future registration statements.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this request or require additional information, please do not hesitate to contact Eleanor Osmanoff at The Crone Law Group, P.C. at (917) 679-5931 or by email at eosmanoff@cronelawgroup.com.

Very truly yours,

By:	/s/ Leong Yee Ming
Leong Yee Ming
Chief Executive Officer

cc	Eleanor Osmanoff, Esq. The Crone Law Group, P.C.